SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No.___)*

Lipid Sciences, Inc. (Name of Issuer)

Common Stock, no par value (Title of Class of Securities)

53630P 10 1 (CUSIP Number)

Bill E. Cham, Ph.D.	with a copy to:

KAI International, LLC	Joseph M. Lesko, Esq.

190 Woodlands Drive	Heller Ehrman White & McAuliffe

Thornlands, Queensland 4157	4350 La Jolla Village Drive, 7th Floor

Australia	San Diego, California 92122

617 3274 4452	(858) 450-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAI International, LLC I.D. No. 33-0988813

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,755,013 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,755,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,755,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bill E. Cham	I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER(1) 4,755,013 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,755,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,755,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Tania R. Chase	I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,755,013 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,755,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,755,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 5 of 7 Pages

Item 1. Name of Issuer:

         This Schedule 13D (the “Schedule”) relates to the common stock, no par value, of Lipid Sciences, Inc., an Arizona corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2. Identity and Background.

         (a)  – (c), (f) This Schedule is filed jointly on behalf of KAI International, L.L.C., a Delaware limited liability company (“KAI”), Bill E. Cham, Ph.D. and Tania R. Chase. KAI is managed by Dr. Cham and Ms. Chase. Dr. Cham and Ms. Chase are deemed to have beneficial ownership of the 4,755,013 shares of common stock of the Issuer owned by KAI (the “Shares”) based on their status as the managing members of KAI. KAI, Dr. Cham and Ms. Chase are sometimes collectively referred to herein as “Reporting Persons.” KAI has no operations. The principal business address of KAI, Dr. Cham and Ms. Chase is 190 Woodlands Drive, Thornlands, Queensland, Australia 4157. Dr. Cham’s principal occupation is as the Director at Aruba International PTY, Ltd. Ms. Chase’s principal occupation is as the secretary of Aruba International PTY, Ltd. Dr. Cham is a citizen of the Netherlands and Ms. Chase is a citizen of Australia.

         (d)  – (e) During the last five years, none of the Reporting Persons has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

         KAI acquired the Shares pursuant to the merger of Lipid Sciences, Inc., a Delaware corporation (“LSI”), with and into the Issuer (the “Merger”). At the effective time of the Merger, each share of LSI common stock outstanding was exchanged for 1.55902 shares of the Issuer’s common stock. Prior to the Merger, KAI owned 3,050,001 shares of LSI common stock. In connection with the Merger, the 3,050,001 shares of LSI common stock owned by KAI were exchanged for 4,755,013 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

         KAI acquired the Shares pursuant to the Merger. The Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer.

         (a)  The Reporting Persons beneficially own 4,755,013 shares of the Issuer’s common stock, representing approximately 22.4% of the Issuer’s outstanding shares of common stock.

         (b)  The Reporting Persons share the power to vote and to dispose of the Shares.

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 6 of 7 Pages

         (c)  Except as described herein, the Reporting Persons have not effected any transaction in the Issuer’s common stock during the past 60 days.

         (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation (incorporated by reference to Exhibit 2.1 to NZ Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497)

Exhibit 2	Joint Filing Agreement, dated December 10, 2001, among KAI International, LLC, Bill E. Cham, Ph.D. and Tania R. Chase.

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 7 of 7 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001

KAI INTERNATIONAL, LLC

By:	/s/ Bill E. Cham
Bill E. Cham, Ph.D., Manager

By:	/s/ Tania R. Chase
Tania R. Chase, Manager

/s/ Bill E. Cham
Bill E. Cham

/s/ Tania R. Chase
Tania R. Chase